SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 19 May 2016

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Thursday 19 May 2016

BT Group plc

Annual Financial Report

Annual Report & Form 20-F 2016
Notice of meeting 2016

Following release on 5 May 2016 of its final results for the fourth quarter and year to 31 March 2016 (the Results Announcement), BT announces that the above documents have been published today and are available on its website at www.bt.com/annualreport

Copies of these documents, together with the proxy form for the
BT Annual General Meeting, have been submitted to the National Storage Mechanism and are available for inspection at http://www.morningstar.co.uk/uk/NSM

For the purposes of complying with the FCA's Disclosure and Transparency Rules, additional information including certain information in the BT Annual Report & Form 20-F 2016 (the Annual Report) is set out below.

Additional Information required by Disclosure and Transparency Rule (DTR) 6.3.5

The following information, which is extracted from the Annual Report should be read in conjunction with the Results Announcement which includes a condensed set of consolidated financial statements, an indication of the important events that have occurred in the reporting period, and a description of BT's principal risks and uncertainties.  Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service.

This material is not a substitute for reading the Annual Report in full and page and note numbers and cross-references in the extracted information below refer to page and note numbers and cross-references in the Annual Report.  Defined terms used refer to terms as defined in the Annual Report.

"29. Related party transactions
Key management personnel comprise executive and non-executive directors and members of the Operating Committee.  Compensation of key management personnel is disclosed in note 5.

5. Operating costs

Compensation of key management personnel
Key management personnel comprise executive and non-executive directors and members of the Operating Committee.  Compensation of key management personnel is shown in the table below:

Year ended 31 March	2016	2015	2014
	£m	£m	£m
Short-term employee benefits	9.4	9.7	11.1
Post employment benefits	1.1	1.1	1.0
Share-based payments	5.5	5.7	6.4
Termination benefits	0.6	0.5	-
	16.6	17.0	18.5

More detailed information concerning directors' remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the Report on Directors' Remuneration (see pages 128 to 148), which forms part of these consolidated financial statements.

Amounts paid to the group's retirement benefit plans are set out in note 20."

 "Statement of Directors' responsibilities

Each of the directors, whose names and functions are listed on pages 112 to 113 confirms that, to the best of their knowledge:

•     the consolidated financial statements, which have been prepared in accordance with IFRS, as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

•    the Strategic Report on pages 19 to 108 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces."

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 19 May 2016